Exhibit 99.1

FOR IMMEDIATE RELEASE

Leading Fintech Company Selects Silicom’s
Ultra-Low-Latency FPGA-Based Interface Cards

- Design Win Confirms Silicom’s Leading FPGA Technology -

KFAR SAVA, Israel — November 1, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it has been awarded a design win from a leading Fintech player for its most advanced FPGA (Field Programmable Gate Array)-based networking card, confirming the positioning of the Company’s FPGA technology as a platform for a variety of emerging new “FPGA in the Cloud” applications. The customer plans to use the Silicom solution in all of its deployments moving forward, with resulting revenues expected to ramp up to approximately $1 million per year.

The Design Win is for Silicom’s highest-end FPGA-based card to date: an ultra-low-latency solution featuring high-speed host connectivity and four 10-100gbps ports interconnected by an extremely advanced FPGA. The FPGA itself integrates proprietary technologies developed separately by Silicom and the customer. The adapters will be deployed in FPGA cards clusters managed by a single server, thus maximizing functionality while conserving both space and power.

“We are proud that this prestigious customer has chosen Silicom as its FPGA-solution partner for its next-generation deployments,” commented Shaike Orbach, Silicom’s President & CEO.

“For years, compute-heavy industries have looked to FPGA for their potential to increase performance while reducing energy and space requirements; and within the Fintech industry, FPGAs have also been deployed to achieve the lowest latency. This new solution takes all of these capabilities to a new peak, delivering superior, ultra-low-latency and unmatched compute power, together with reduced space and power consumption.”

Mr. Orbach continued, “Besides making us a significant player in the growing Fintech market, we believe the availability of our highly-customizable FPGA solutions positions us to benefit from the growth of ‘FPGA in the Cloud,’ a trend which is just beginning to build steam. Further, we believe that the collaborative model we have initiated with this customer, including the integration of our FPGA technology with the client’s application-specific IP, is an approach that will open up numerous new opportunities for us in the near future.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com